EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 5, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO PROVIDES UPDATE ON SAN GONZALO MINE LEVEL 6 UNDERGROUND
DEVELOPMENT RESULTS AND 2014 DRILL PROGRAM

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) today announces further results from development of the sixth level of the San Gonzalo Mine and start of the 2014 drill program on the Avino property, located 80km northeast of Durango, Mexico.

“Management is pleased with the consistency level 6 is delivering and is excited to report that a new mineralized zone has been discovered to the east on Level 5 extending the strike length. The San Gonzalo mine continues to deliver good results, and ongoing underground drilling continues to intersect favorable alteration and mineralization. Our exploration team should be commended for these encouraging results.”

-David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo Mine Level 6 Development Results

Development of level 6 of the San Gonzalo Mine has been ongoing since the beginning of the year. Drifting to date has totaled 156 metres to the northwest and 183 metres southeast of the main crosscut across from the ramp on level 6.

Avino takes face samples to the Northwest and to the Southeast along the vein. These samples are assayed in Avino’s own lab as the drift advances. Before planning stopes between levels 5 and 6, Avino samples the back (roof) of the vein. These samples are delivered to Inspectorate Labs in Durango, Mexico for independent assay.

Inspectorate Labs are part of the Bureau Veritas Group. Samples are prepped (crushed and ground into pulps) then air freighted to the Bureau Veritas facility in Sparks, Nevada, where they are assayed by techniques described below.

Results to date from the back-sampling program are as follows:

	Northwest of Crosscut (Poniente Pte)
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
11.38	Vein	1.78	1.451	134	0.51	0.80
	Drift	2.78	1.004	98	0.40	0.62
5.89	Vein	1.95	2.339	611	2.22	4.07
	Drift	2.56	1.815	472	1.92	3.52
3.58	Vein	1.58	0.791	176	2.55	4.05
	Drift	2.51	0.541	123	1.95	3.16
17.91	Vein	1.79	3.224	485	1.22	1.88
	Drift	2.39	2.444	370	1.02	1.53
3.36	Vein	2.05	1.272	197	0.37	0.36
	Drift	2.70	0.979	154	0.33	0.31
16.36	Vein	2.01	3.620	677	0.27	0.34
	Drift	3.01	2.468	462	0.23	0.27
11.16	Vein	1.43	0.300	33	0.06	0.16
	Drift	2.43	0.203	25	0.06	0.15
7.29	Vein	1.68	0.425	192	1.49	1.69
	Drift	3.03	0.395	121	0.91	1.12
6.44	Vein	1.23	0.437	83	1.75	3.57
	Drift	3.31	0.272	59	1.17	2.32
25.99	Vein	2.11	2.471	328	2.86	6.20
	Drift	3.41	1.566	212	1.92	4.00
10.54	Vein	1.41	1.668	156	0.66	1.13
	Drift	2.59	0.988	97	0.48	0.84
5.41	Vein	2.29	2.021	304	1.32	1.82
	Drift	3.15	1.495	232	1.05	1.36
4.26	Vein	2.25	1.402	172	0.59	1.44
	Drift	2.93	1.121	138	0.47	1.14
13.4	Vein	1.57	9.996	757	0.39	0.87
	Drift	2.59	6.130	468	0.25	0.55
5.21	Vein	1.13	0.448	66	0.10	0.22
	Drift	2.02	0.270	39	0.07	0.45
Total: 148.18

	Southeast of Crosscut (Oriente Ote)
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein	2.53	1.711	121	0.55	1.05
	Drift	3.90	1.231	87	0.40	0.72
4.41	Vein	1.55	0.934	70	0.30	0.63
	Drift	2.90	0.717	54	0.25	0.50
18.25	Vein	2.05	4.309	460	0.98	1.56
	Drift	2.72	3.358	354	0.80	1.22
6.53	Vein	1.94	2.291	208	0.72	0.94
	Drift	2.38	1.905	177	0.62	0.84
16.11	Vein	2.90	3.538	599	0.78	1.14
	Drift	3.62	2.862	483	0.65	0.95
17.49	Vein	2.27	3.151	586	0.34	0.54
	Drift	2.86	2.552	471	0.28	0.46
2.55	Vein	1.83	0.357	111	0.14	0.34
	Drift	2.38	0.315	88	0.11	0.27
8.87	Vein	1.43	2.500	749	0.38	0.91
	Drift	2.54	1.440	437	0.22	0.56
7.17	Vein	1.30	0.464	78	0.07	0.17
	Drift	2.31	0.291	54	0.05	0.13
4.34	Vein	1.98	3.829	906	0.92	0.76
	Drift	2.68	2.886	681	0.69	0.62
9.36	Vein	1.49	2.861	341	0.25	0.48
	Drift	2.29	1.937	227	0.17	0.35
5.05	Vein	1.49	14.135	1636	0.85	0.79
	Drift	2.53	10.089	1171	0.61	0.59
13.54	Vein	1.45	3.106	333	0.28	0.50
	Drift	3.75	6.029	583	0.53	0.99
27.16	Vein	1.38	1.190	176	0.10	0.23
	Drift	2.58	0.693	103	0.07	0.17
38.36	Vein	1.32	1.121	177	0.10	0.21
	Drift	2.43	0.661	105	0.06	0.17
17.74	Vein	1.22	0.236	36	0.04	0.16
	Drift	2.28	0.171	26	0.03	0.12
Total:178.21

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

The San Gonzalo vein contains the highest gold and silver values; however, we drift wider along the vein and sample the country rock on both sides of the vein. The wall rocks usually contain metal values which decrease with distance from the San Gonzalo vein; thus, we can plan mining over wider widths, providing more tonnage and wider stopes, which permit efficient operation using shrinkage methods whilst providing feed grade to our mill well above cut-off.

Avino is fortunate to be able to mine wider than the actual San Gonzalo vein without serious grade dilution.

Avino has also discovered a new mineralized zone at the southeast end of level 5. Sampling and assaying by Avino’s own lab have shown a length along the vein of 69 metres with and an average vein width of 2.31 metres and a drift width of 2.95 metres carrying gold, silver, lead and zinc values. Independent assays from Inspectorate Labs are expected in 2 weeks.

2014 Drill Program

A 70 metre cross cut on level 6 was completed and the underground drill program started on May 1st. At the time of this release, 2 holes, SG-14-01 & 02, had been completed; assay results are pending. Permits for surface drilling have now been received and drilling will start in June. Avino intends to run both underground and surface drilling concurrently. There will be 14 holes from surface totalling 3785 metres and 8 underground holes totalling 940 metres as shown on the long section on Avino’s website.

Assay Methods

Samples from level 5 and 6 underground channel sampling of the San Gonzalo vein and drill holes SG-14-01 & 02 were shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulp assayed in Reno, Nevada using fire assay and AA finish for gold, four-acid digestion and AA for most silver or fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays from level 6 sampling at San Gonzalo.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release but are not responsible for other info.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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